SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

CREDICORP LTD.
 (Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

credi

CREDICORP Ltd. Reports Third Quarter 2006 Earnings

Lima, Peru, November 16, 2006 - Credicorp (NYSE:BAP) announced today its unaudited results for the third quarter of 2006. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•

Credicorp reported 3Q06 net earnings of US$ 51.3 million, a decline of 20.3% QoQ, though still 7.9% higher YoY, following extraordinary provisions required by the SAR incentive compensation program due to the strong appreciation of Credicorp’s stock.

•

An additional drop in NII at BCP also affected results.  This drop, however was offset by income from provision reversals and unexpectedly higher-than-projected recoveries as a result of the continued improvement in the portfolio quality.

•

Loan growth at BCP continued its positive trend, reaching 2.4% QoQ, but more importantly, a continuing shift in loan portfolio towards higher yielding retail loans was evident as these grew around 6% QoQ.

•

Interest income on loans thus grew a healthy 7% QoQ, but was not enough to offset the increased interest expense due to higher deposit rates and the higher interest expense on borrowed funds, resulting in a drop of NII and the resulting Core Earnings.

•	Fee income also reflects this solid business growth with an increase of 7.3% QoQ and 12.1% YoY.
•	Therefore, the positive business developments were not enough to offset the increased costs during the quarter and resulted in the deterioration of Credicorp’s performance ratios.
•

NIM dropped to 4.9% from 5.3% QoQ; the efficiency ratio increased to 43.7% from 41.3% and ROAE fell to 16.3% from 21.7%, both also QoQ. This deterioration however, does not reflect a turn-around in the trend, but rather a short-term effect of necessary adjustments to consolidate future growth and the unexpectedly high SAR related provisions.

•	BCB, which is consolidated in BCP, continues its consistent growth and reports a contribution 7% higher QoQ and 69% higher on a 9 month comparison.
•

ASHC remains a stable business and despite the normalization of off-shore banking activity after the political scenario stabilized, reports a contribution improvement of 25% QoQ and 17% YoY on a cumulative basis for the first 9 months of the year.

•

PPS, which was our major concern, continues its improved performance with a promising future outlook. Management changes, new cost controls and focus on the individual insurance segments resulted in a reported contribution that was 68% higher QoQ and 112% higher on a 9-month cumulative comparison.

•

Finally, Prima AFP, though still a loss generator, is expected to turn around in 2007 upon the completion of the merger of Prima and Union Vida in December 2006. Prima’s results also include Unión Vida’s results and ongoing merger costs, leading to continued overall losses.

I. Credicorp Ltd.

Overview

Net income attributable to Credicorp for 3Q06 reached US$ 51.3 million following net income of US$ 64.4 million in 2Q06. Though this result reflects an important drop of 20.3% QoQ, it is still in line with the overall improved performance for the year, showing a 7.9% improved result vis-à-vis 3Q05.

Thus, Credicorp’s core business at BCP demonstrated a strong business performance (growth in loan portfolio and interest and fee income), while reflecting increased interest expenses due to the current competitive market environment as well as the strategy implemented by BCP to increase banking penetration. However, the most significant negative effect upon Credicorp’s bottom line results, was due to the strong appreciation of Credicorp’s stocks, which given the structure of BCP’s senior management’s compensation program (Stock Appreciation Rights – SAR – program) is based on the performance of Credicorp shares, and gave rise to provisions of US$ 16.4 million for 3Q06 (vs. US$ 8.8 million for 2Q06 and US$ 7 million for 1Q06) in this manner lowering BCP’s net income by US$ 7.6 million compared to the previous quarter.

In addition and as indicated above, Credicorp’s NII reflects a drop at BCP which is a result of the increased interest expense. Thus, the improved (7% higher) interest income on loans reported by BCP was not strong enough to offset the increase in interest expense as rates paid on deposits were raised and interest expense on borrowed funds also increased. These developments at BCP led to a drop in net interest income at Credicorp of 7.2% QoQ, down to US$ 120.7 million. Almost completely compensating for this drop in NII, loan provisions at BCP benefited again from improved portfolio quality, which led to provision reversals plus additional, higher-than-expected recoveries during 3Q06.  This resulted in income for the quarter of US$ 9.8 million on Credicorp’s books.

Non financial income, which includes fee income, also reflects improved business performance with a 17.6% QoQ growth.

Credicorp Ltd.	Quarter			Change

US$ thousands	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06

Net Interest income	120,667	130,010	113,679	6.1%	-7.2%
Total provisions, net of recoveries	9,795	(251)	4,886	100.5%	-3999.7%
Non financial income	85,286	72,513	72,614	17.5%	17.6%
Insurance premiums and claims	19,383	18,220	13,584	42.7%	6.4%
Operating expenses	(149,305)	(130,104)	(128,195)	16.5%	14.8%
Tranlation results	832	3,448	(5,702)	-114.6%	-75.9%
Worker’s profit sharing and income taxes	(31,340)	(25,296)	(20,311)	54.3%	23.9%
Net income	55,319	68,539	50,556	9.4%	-19.3%
Minority Interest	3,997	4,105	2,990	33.7%	-2.6%
Net income attributed to Credicorp	51,321	64,434	47,566	7.9%	-20.4%
Net income/share (US$)	0.64	0.81	0.60	7.9%	-20.4%

Total loans	5,592,231	5,501,004	4,651,259	20.2%	1.7%
Deposits and Obligations	7,974,586	7,922,208	6,725,496	18.6%	0.7%
Net Shareholders’ Equity	1,296,917	1,215,984	1,170,508	10.8%	6.7%

Net interest margin	4.9%	5.3%	5.8%
Efficiency ratio	43.7%	41.3%	41.7%
Return on average shareholders’ equity	16.3%	21.7%	16.8%
PDL/Total loans	1.6%	1.7%	2.5%
Coverage ratio of PDLs	215.7%	214.2%	172.4%
Employees	15,707	12,520	10,573

Operating costs however, mainly reflect the increased provisions for the SAR program at BCP and some increased costs related to the necessary network and personnel expansion to support retail growth. In addition, most operational costs are fixed in Peruvian Soles, which revalued this quarter and resulted in increased costs in US Dollar terms.

Furthermore, in 3Q06 Credicorp reported about US$ 2.6 million less income compared to 2Q06 in the currency translation line which reflects the currency fluctuation effect on the open currency balance sheet positions.

These developments resulted in moderate deteriorations of ratios for the quarter, with NIM dropping to 4.9% from 5.3% QoQ, the efficiency ratio increasing to 43.7% from 41.3% and ROAE falling back to 16.3% from 21.7%, both also QoQ. This deterioration however, does not signify a trend turn-around but rather a short term effect of necessary adjustments to consolidate future growth., on a 9-month cumulative basis, ROAE for Credicorp reaches 19.25%, very close to our 20% target for the year.

Looking at Credicorp as the sum of the different contributors, aside from BCP, we see a continuing positive trend and the recovery of profitability in the results of Credicorp’s subsidiaries.  It is also clear that the drop in total net earnings attributable to Credicorp is exclusively a result of BCP’s results and thus, it is not a concern in terms of future earnings trends.

In fact, ASHC reports a contribution improvement of 25% QoQ and 17% YoY on a cumulative basis for the first 9 months of the year.

BCB, which is consolidated within BCP, reported a contribution that was 7% higher QoQ and 69% higher comparing the first 9-month periods.

PPS, which was our greatest concern, reported a 68% higher contribution QoQ and 112% higher on a 9-month cumulative comparison, thus maintaining its improved performance with a promising future outlook.  While business has grown, it has not grown enough to recover market share. However, management changes and cost control initiatives have contributed to the recovery of profitability in all insurance business sectors.

Finally, while Prima AFP continues to generate some losses, we expect that it will turn around in 2007 following the completition of the merger of Prima and Union Vida in December 2006. Prima’s results also include Unión Vida’s results and the ongoing merger costs, continuing to lead to overall losses.

The line for Credicorp & Other line, as explained in the past, includes not only the withholding tax on BCP’s dividends paid to Credicorp in 2006, which was already higher in line with increased earnings and dividends, but also due to the provisions for dividends expected in 2007, resulting this year in a double negative effect on Credicorp’s bottom line.

(US$ Million)	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06	9m06	9m05	9m06/9m05

Banco de Crédito BCP(1)	50,840	64,799	44,146	15%	-22%	173,256	130,469	33%
BCB	3,492	3,261	2,813	24%	7%	9,809	5,814	69%
Atlantic	3,780	3,014	3,628	4%	25%	11,687	9,995	17%
PPS	4,586	2,730	2,400	91%	68%	10,004	4,713	112%
Grupo Crédito (2)	(3,846)	(2,785)	(1,726)	123%	38%	(7,110)	(3,106)	129%
Prima	(4,934)	(2,243)	(3,488)	41%	120%	(9,844)	(3,936)	150%
Others	1,088	(542)	1,762	-38%	-301%	2,734	830	229%
Credicorp and Others (3)	(4,041)	(3,323)	(884)	357%	22%	(20,898)	(4,526)	362%
Credicorp Ltd.	(4,185)	(3,376)	(915)	357%	24%	(21,299)	(4,678)	355%
Otras	144	53	31	366%	175%	401	152	164%
Net income attributable to Credicorp	51,319	64,435	47,564	8%	-20%	166,939	137,545	21%

(1)	Includes Banco de Crédito de Bolivia.
(2)	Includes Grupo Crédito, Servicorp
(3)	9M06 includes -13.0 MM of taxes on BCP’s dividends and -4.2 MM of loss in a FX hedging position over BCP’s dividends. Includes CCREM

II. Banco de Crédito Consolidated

Net income at BCP for 3Q06 reached US$ 52.8 million, 21.5% lower than the extraordinarily high income reported the 2Q06 of US$ 67.3 million, though still 13.3% higher than the US$ 46.6 net income reported for 3Q05. Consequently, BCP’s ROAE dropped to 24.6% for the 3Q06, from a record high of 33.8% during the previous quarter, but was still better than the 23.1% ROAE from the previous year.

Banco de Credito and Subsidiaries	Quarter			Change

US$ 000	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06

Net Financial income	107,063	114,148	100,541	6.5%	-6.2%
Total provisions, net of recoveries	7,392	(1,312)	2,976	148.3%	-663.3%
Non financial income	74,176	70,987	70,119	5.8%	4.5%
Operating expenses	(112,666)	(99,678)	(99,175)	13.6%	13.0%
Tranlation results	705	2,985	(5,155)	-113.7%	-76.4%
Worker’s profit sharing and income taxes	(23,831)	(19,786)	(22,660)	5.2%	20.4%
Net income	52,837	67,344	46,646	13.3%	-21.5%

Net income/share (US$)	0.041	0.052	0.036	13.3%	-21.5%

Total loans	5,514,218	5,385,246	4,514,320	22.1%	2.4%
Deposits and obligations	7,455,066	7,412,227	6,191,786	20.4%	0.6%
Shareholders equity	890,422	830,259	839,573	6.1%	7.2%

Net interest margin	5.0%	5.3%	5.9%
Efficiency ratio	52.0%	48.6%	49.5%
Return on average equity	24.6%	33.8%	23.1%
PDL/Total loans	1.5%	1.6%	2.5%
Coverage ratio of PDLs	221.6%	219.4%	175.2%
BIS ratio	10.4%	10.7%	12.4%
Branches	231	229	212
ATMs	625	601	543
Employees	10,507	9,870	9,176

The important drop in net income is however primarily explained by the large provisions generated by the Stock Appreciation Rights (SAR) program which is part of the incentive compensation plan of senior management. Credicorp’s share price appreciated significantly (around 40%) from US$ 29.96 by the end of June 2006 to US$ 41.98 at the end of September. Thus, the provision charged in the 3Q06 was US$ 16.4 million, vs. US$ 8.8 million in the 2Q06 and US$ 7.0 million in 1Q06, thus accounting for US$ 7.6 million of the US$ 14.5 million QoQ drop in absolute terms of BCP’s net income. Another contributor to the overall drop of income was the US$ 2.2 million lower translation income generated this 3Q06 vs.2Q06 given the stability in the currency.

Nevertheless, there was also a short-term negative effect of our expansion strategy and focus on increasing banking penetration in our market. In fact, interest income on loans continued growing consistently at 7% QoQ and 21% YoY, showing stronger growth in the more profitable retail segment loan portfolio. However, a net drop in net interest income (depressing margins) for the quarter was reported and reflects the increase in interest expense resulting from a strategy to attract deposits, which grew 6% QoQ (in terms of monthly average balances), by raising our deposit rates, especially in Nuevos Soles, as an incentive to de-dollarize our Balance Sheet and attract new customers. Thus, total interest expenses on deposits grew 16% QoQ and 78% YoY. In addition, interest expenses on external borrowings also grew 49% QoQ and 187% YoY, following our strategic decisions to extend the duration of our funding, based on our asset & liability management, which determines liquidity, term and other hedging decisions.

Core Revenues

As explained before, despite a healthy growth in interest income following loan growth and a further shift towards more profitable loan portfolios, increased interest expense led to a net drop in net interest income of 6.2% QoQ. Though less significant in absolute terms, an important drop of 12.1% QoQ of gains in FX-transactions resulted from the reduced FX activity given the normalization of the political scenario and the narrowing of the FX-transaction spread. On the other hand, fee income shows healthy growth of 7.3% QoQ. The latter was however not enough to offset the NII drop described above, resulting in a net drop of core revenues of 2.4% QoQ, though still showing a 9.3% growth YoY.

Core Revenues	Quarter			Change

US$ 000	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06

Net interest and dividend income	107,063	114,148	100,541	6.5%	-6.2%
Fee income	59,441	55,399	53,048	12.1%	7.3%
Net gain on foreign exchange transactions	9,674	11,010	7,636	26.7%	-12.1%

Core Revenues	176,177	180,557	161,225	9.3%	-2.4%

Partly compensating for the increased interest expenses, loan provisions were only US$ 1.9 million for 3Q06, while recoveries from previously charged-off loans reached US$ 9.3 million, higher than projected. Thus the net effect is a positive net provision line of US$ 7.4 million for 3Q06 vs. US$ -1.3 million of net provisions in 2Q06.

In fact, economic expansion and growing consumer confidence resulted in further improvement of portfolio quality, leading to lower provisioning requirements and lower past due loans. Thus, past due loans ratio reached only 1.52% at September 2006, down from 1.65% at June 2006 and 2.53% a year ago. The coverage ratio was at 221.62% as of September 2006, up from 219.38% at June 2006 and 175.25% a year ago. In absolute terms, past due loans reached US$ 83.8 million, 5.6% lower than in June 2006 and 26.6% lower than in September 2005.

Total loan portfolio continued showing a healthy expansion, reaching by September 2006 US$ 5,514 million, which reflects a 2.4% loan growth QoQ and 22.1% YoY. As expected, growth is mainly concentrated in the SME segment (PYMES) with 6.1% QoQ and 31.1% YoY, Personal Banking,  which includes mortgages, credit cards and consumer loans, grew 5.4% QoQ and 21.9% YoY, Corporate Banking grew 2.3% QoQ and 20.4% YoY, and Middle Market reported a drop in the portfolio of 1.6% QoQ though still showing 21.2% growth YoY.

The main funding source for BCP’s loan growth is its deposit base. This grew 0.6% QoQ and 20.4% YoY when comparing quarterly balance sheet numbers. However, when measuring monthly average balances; growth reaches an important 6.0% QoQ. Mutual funds managed by BCP grew also 9.0% QoQ and 17.3% YoY.

While operating income dropped 2.4% QoQ, operating costs (excluding other expenses) grew 4.5% QoQ. This led to a deterioration of the efficiency ratio to 52% for 3Q06, compared to 48.6% in 2Q06 and 49.5% in 3Q05.

On a cumulative basis, net income for the first 9 months of 2006 reached US$ 180.1 million, 32% higher than the net income of US$ 136.4 million reached in the same period of 2005. On the same cumulative comparison, net interest income is 15.1% higher, provisions are 76% lower, and the efficiency ratio remains below the 50% target for the year at 49.7%. Finally, ROAE for the first 9 months of 2006 reached 28.7%, an improvement compared to 23.8% ROAE for the first 9 months of the previous year.

II.1 Interest Earning Assets

A re-allocation of funds from BCRP has occurred during the 3Q06 after a more stable political scenario.

Interest Earning Assets	Quarter			Change

US$ 000	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06

BCRP and Other Banks	2,008,805	2,536,908	1,359,070	47.8%	-20.8%
Interbank funds	206	1,918	1,495	-86.2%	-89.3%
Trading Securities	67,817	41,897	63,796	6.3%	61.9%
Available For Sale Securities	950,332	752,476	1,121,280	-15.2%	26.3%
Current Loans	5,430,468	5,296,554	4,400,155	23.4%	2.5%

Total interest earning assets	8,457,628	8,629,753	6,945,797	21.8%	-2.0%

After the political instability generated by the uncertainties of the electoral process during the first half of the year, the political scenario has stabilized through the policies implemented by the central government, generating more confidence in the economy and thus favoring further investments in general. As a result, excess liquidity accumulated by BCP in very liquid / low-return securities (such as deposits at the Central Bank-BCRP), have been reallocated to fund our loan expansion. Thus, deposits at BCRP dropped 21% QoQ and 48% YoY, while investments in securities grew significantly as did current loans. Nevertheless, total interest earning assets dropped 2% QoQ by approximately US$ 172 million in spite of loan and portfolio investment growth.

As of September 2006, deposits at BCRP and other banks represented 24% of total interest earning assets, decreasing from 29% represented in last June and increasing from 20% represented in September 2005. Likewise, total investments (trading securities and investment available for sale) as of September 2006; make up for 12% of total interest earning assets vs. 9% of last June. Total loans, which make up for 64% of total IEA, are higher compared to 62% of last June.

Loan Portfolio

Loan growth is more accurately measured by comparing monthly average balances, which reflect growth in the retail segment in line with trends and expectations reaching 5.6% QoQ and 24.6% YoY. The strongest growth is reported in consumer loans at 9.7% QoQ and 27.4% YoY, followed by SME loans at 6.1% QoQ and 31% YoY, and mortgages growing at 3.8% QoQ and 16.6% YoY.

In 3Q06 the Middle Market segment showed a drop of 1.6% QoQ. This is mainly the result of a decrease in loans for international trade business due to the end of the fishing season. However, on a yearly basis, this segment grew 21.2%, which is about 3 times GDP growth YoY. With respect to Corporate Banking, it continued growing, mainly in medium and long-term financing. Thus, Corporate Banking grew 2.3% QoQ and 20.4% YoY

Market Share

Loan portfolio evolution per segment and product measured by market share is also consistent with loan growth and expectations. BCP’s market share in Credit Cards increased 60 bps QoQ, reaching 17.3%, while consumer credit and personal loans grew 30 bps, to a market share of 12.4%. Similarly, in mortgage loans (Mi Vivienda and traditional mortgages), BCP reached a 37.4% market share, up 50 bps QoQ, as well as in SME loans (PYMES) where it reached a market share of 17.8%, 40 bps up QoQ.

This quarter, the de-dollarization of loans denoted some improvement QoQ, with 26% in Nuevos Soles vs. 74% in U.S. Dollars as of September 2006, compared to 24% vs. 76% respectively in June 2006. This way, improved confidence in the local currency, coupled with the increase in more attractive financial products offered in local currency are contributing  to the de-dollarization process of our portfolio and the economy in general.

II.2 Deposits and Mutual Funds

Solid deposit growth continues providing low cost funding to support loan growth.

Deposits and Obligations	Quarter			Change

US$(000)	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06

Non-interest bearing deposits	1,721,237	1,777,777	1,445,784	19.1%	-3.2%
Demand deposits	640,093	499,889	566,061	13.1%	28.0%
Saving deposits	1,768,181	1,726,641	1,587,334	11.4%	2.4%
Time deposits	2,608,251	2,664,939	1,990,998	31.0%	-2.1%
Severance indemnity deposits (CTS)	684,988	714,963	578,442	18.4%	-4.2%
Interest payable	32,317	28,018	23,168	39.5%	15.3%

Total customer deposits	7,455,066	7,412,227	6,191,786	20.4%	0.6%

Mutual funds in Perú	1,161,376	1,065,034	990,111	17.3%	9.0%

Mutual funds in Bolivia	54,225	57,811	55,681	-2.6%	-6.2%

Total customer funds	8,670,667	8,535,072	7,237,578	19.8%	1.6%

In terms of quarterly balances, deposits growth reached only 0.6% QoQ and 20.4% YoY. However, measuring monthly average balances, deposits growth is 6% QoQ, confirming its role as a solid source of funds for loan expansion. During 3Q06, deposits grew in volume, but its cost also increased as rates rose. Time deposits, savings and CTS deposits all registered increases in rates as a result of competitive pressure to retain clients. Despite these rate increases, BCP continues having the lowest cost of funds in the system.

Based on these monthly average balances, market share of deposits as of September 2006 was 36.0% vs. 36.3% in June and 34.2% in September 2005. Market share of demand deposits was 39.6% and 41.6%, in local currency and US Dollars respectively. Time deposits market share was 15.2% and 38.0% in Soles and Dollars, and for Savings deposits these reached 31.3% and 42.9%, respectively. In CTS deposits, BCP maintains its leadership with a 55.5% market share.

Currency composition of BCP’s deposits as of September 2006, reach 28% in local currency and 72% in US Dollars, compared to 27% and 73% respectively as of June 2006.

BCP, through its subsidiary Credifondo, continues being the mutual fund market leader with a 50.6% market share as of September 2006. Mutual funds of BCP continue showing consistent growth, reaching US$ 1,161 million in terms of administered funds, 9% larger than in June 2006 and 17% larger YoY.

II.3 Net Interest Income

Interest expenses increased at a higher rate compared to interest income due to higher deposit interest rates during the last quarter

Net interest income	Quarter			Change

US$000	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06

Interest income	174,830	174,360	139,099	25.7%	0.3%
Interest on loans	137,090	128,072	113,494	20.8%	7.0%
Interest and dividends on investments	657	2,600	-	100%	-74.7%
Interest on deposits with banks	21,703	22,686	7,582	186.2%	-4.3%
Interest on trading securities and other	15,380	21,002	18,023	-14.7%	-26.8%
Interest expense	(67,767)	(60,213)	(38,558)	75.8%	12.5%
Interest on deposits	(47,509)	(40,988)	(26,755)	77.6%	15.9%
Interest on borrowed funds	(12,701)	(8,544)	(4,421)	187.3%	48.7%
Other interest expense	(7,557)	(10,681)	(7,382)	2.4%	-29.2%

Net interest income	107,063	114,148	100,541	6.5%	-6.2%

Average interest earning assets	8,543,953	8,557,659	6,872,234	24.3%	-0.2%

Net interest margin	5.01%	5.34%	5.85%

Interest on loans, the main element of net interest income, reflects healthy growth of 7% QoQ, proportionately higher than the 2.6% total loan growth, reflecting the good loan growth reported in the retail segment which contributes to a continuation of the portfolio shift towards higher yielding loans. Despite this excellent performance, a drop in interest on trading securities (lower yields on indexed CD’s), offsets the achieved growth in interest on loans leaving total interest income fairly flat QoQ.

Furthermore, during the 3Q06 we faced increased interest expense due to the rise in interest rates on deposits following some competitive pressure to retain and attract clients and maintain market share. Average rates on total deposits have been rising in the last months, reaching 2.60% in September 2006 vs. 2.43% in June (up 17bps).

On the other hand, throughout the year BCP has incurred additional debt in order to extend the duration of its funding and to lock in very attractive fixed long term funding, through different internationally-placed transactions. This is nevertheless more expensive funding than BCP’s traditional deposit base, but responds on the other hand to a conservative asset & liability management to cover mismatches in funding.  Furthermore, BCP entered into interest rate SWAP transactions which led to losses in 3Q06 that increased our cost of borrowed funds, after having reported gains in 2Q06.  This explains a QoQ differential in the cost of borrowed funds of around US$ 2 million.  Though interest on borrowed funds grows 48.7% QoQ, altogether interest expense grew 12.5% QoQ and 75.8% YoY. All these developments led to the drop in net interest income of 6.2% QoQ. On a yearly basis, NII is still 6.5% higher.

As a result of this evolution in interest income and expenses and despite the slight drop in interest earning assets, NIM dropped to 5.01%, from 5.34% in 2Q06 and 5.85% in 3Q05.

II.4 Provisions for loan losses, net of recoveries

3Q06 shows continued improvement in portfolio quality with past due loans ratio reaching 1.52% and coverage ratio reaching 221.62%.

Provisión for loan losses	Quarter			Change

US$ 000	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06

Provisions	(1,881)	(10,525)	(3,638)	-48.3%	-82.1%
Loan loss recoveries	9,273	9,213	6,615	40.2%	0.6%

Total provisions, net of recoveries	7,392	(1,312)	2,976	148.3%	-663.3%

Total loans	5,514,218	5,385,246	4,514,320	22.1%	2.4%

Reserve for loan losses (RLL)	185,608	194,570	200,068	-7.2%	-4.6%

Bcp’s Charge-Off amount	11,366	12,024	14,666	-22.5%	-5.5%

Past due loans (PDL)	83,750	88,692	114,165	-26.6%	-5.6%

PDL/Total loans	1.52%	1.65%	2.53%
Coverage	221.62%	219.38%	175.25%

The more stable political situation following the electoral process together with an increase in consumer confidence, generated a positive impact on provisions, recoveries of written-off loans and loan quality ratios.

The ratio of past due loans continued dropping despite loan growth and the significantly riskier retail and SME business expansion, reaching 1.52% at the end of 3Q06, from 1.65% in 2Q06 and 2.53% in 3Q05. This indicator is a true reflection of the high quality of BCP’s portfolio, as evident also by the 5.6% QoQ drop in absolute terms of past due loans down to US$ 83.8 million in 3Q06.

Reserves for loan losses also increased improving the coverage ratio to 221.6% in 3Q06 vs. 219.38% in 2Q06 and 175.25% in 3Q05.

This portfolio improvement led to lower provisioning requirements. In fact, the improved loan portfolio quality justified some provisioning reversals, leading to total provisions for the quarter of only 1.76% of NII compared to 9.22% in 2Q06 and 3.62% in 3Q05. Total provisions in 3Q06 decreased 82% QoQ, mainly due to a drop in provisions for commercial loans. This is the result of some reversals of provisions, which is a consequence of the improved quality of loan portfolio and a reduction in volume of PDL.

Thus, total provisions (new provisions plus provision reversals) during 3Q06 reached only US$ 1.9 million and were 82% lower than in 2Q06. Furthermore, recoveries from previously charged off loans were expected to drop from the high levels of recoveries from previous periods. However, these were still high in 3Q06 at US$ 9.2 million, maintaining a similar level as in 2Q06. Therefore, net provisions for the quarter turned positive, resulting in a US$ 7.4 million income for 3Q06.

II.5 Non financial income

Transactional business shows a steady growth according to BCP’s strategy.

Non financial income	Quarter			Change

US$ 000	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06

Fee income	59,441	55,399	53,048	12.1%	7.3%
Net gain on foreign exchange transactions	9,674	11,010	7,636	26.7%	-12.1%
Net gain on sales of securities	3,112	1,056	4,796	-35.1%	194.7%
Other income	1,950	3,522	4,639	-58.0%	-44.6%

Total non financial income	74,176	70,987	70,119	5.8%	4.5%

Fee Income grew a solid 7.3% QoQ and 12.1% YoY as a result of the increased number of transactions. Monthly average volume growth of transactions of around 20% YoY to 24 million, confirms our strategy of reducing certain transaction fees in order to achieve a volume expansion, thus contributing to increase banking penetration. It is interesting to observe monthly average volume growth of transactions in the different distribution channels. Teller transactions, which make up 33% of total transactions, grew 1% QoQ and 10.1% YoY, whereas transactions through electronic channels (through ViaBCP-Internet-, ATMs, Telephone Banking, Agente Via BCP) which represent 48.1% of total transactions, grew 4.5% QoQ and 28.4% YoY, and other channels such as automatic debits, POS, ATMs of other bank networks and Telecrédito, grew 3% QoQ and 20.3% YoY. This increased number of transactions reflects the fee income growth despite the reduction in transaction fees for some products which were geared to increase banking penetration.

This volume growth was only possible due to an also important expansion in distribution channels.  Emphasis was placed on the expansion of not only traditional channels (16 more branches throughout 2006), as well as new, cost-effective and more accessible channels, such as the innovative “Agente ViaBcp”, which is expected to grow to over 440 agents expanding this way our points of attention by over 30% in one year.

Furthermore, fee income from commercial placements also reflected important growth of 31% due to among others, a better fee structure of BCP’s leasing transactions, becoming more competitive in the market. Fees from Credibolsa, our capital markets agent also benefited from increased capital markets activity growing over 63% QoQ.

Fee Income	Quarter			Change

US$ 000	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06

Saving Account	6,910	6,474	6,172	12.0%	6.7%
Demand Deposits	7,146	6,841	6,683	6.9%	4.5%
Credit cards	6,989	6,533	6,391	9.4%	7.0%
Fund transfer services	6,169	5,986	5,175	19.2%	3.1%
Collection fees	4,199	4,113	3,988	5.3%	2.1%
Billings & payments	5,128	4,576	4,265	20.2%	12.1%
Contingent and foreign trade	5,925	5,483	4,893	21.1%	8.1%
Debit card	2,686	2,506	2,569	4.6%	7.2%
Brokerage and fees	1,645	1,569	1,484	10.8%	4.8%
Commercial loans	2,580	1,968	1,971	30.9%	31.1%
Insurance	1,370	1,424	1,342	2.1%	-3.8%
Distribution channels and Others	3,033	2,841	3,504	-13.4%	6.8%
Personal loans, Mortgages and SME loans	1,710	1,795	1,704	0.4%	-4.7%
Credibolsa	1,463	897	619	136.3%	63.1%
Credifondo	2,489	2,393	2,289	8.7%	4.0%
Total fee income	59,441	55,398	53,048	12.1%	7.3%

On the other hand, net gains on FX transactions dropped 12.1% QoQ. This was the result of tighter FX margins that were geared to attract customers from street transactions, and also the reduction in FX activity following a normalization of markets after the political uncertainties of the first half of the year.

Net gains on sale of securities reached a US$ 2.1 million profit contribution, in line with the recovery of the Lima Stock Exchange, which grew by 30.5% QoQ.

The 44.6% QoQ drop in other non-financial income is explained by a difference in income since the previous quarter included a reimbursement from the Peruvian IRS (SUNAT) related to taxes from the year 2001. This line is certainly less predictable.

II.6 Operating Expenses and Efficiency

The efficiency ratio has deteriorated to 52.03% during the 3Q06 due to an increase in operating expenses.

Operating expenses	Quarter			Change

US$ 000	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06

Salaries and employees benefits	46,370	44,284	37,907	22.3%	4.7%
Administrative, general and tax expenses	36,756	34,575	33,073	11.1%	6.3%
Depreciation and amortizacion	8,533	8,877	8,778	-2.8%	-3.9%
Other expenses	21,007	11,942	19,418	8.2%	75.9%

Total operating expenses	112,666	99,678	99,175	13.6%	13.0%

Efficiency Ratio	52.03%	48.59%	49.47%

Though cost controls have been very effective in the previous periods, the excellent performance of Credicorp’s stock and its very strong appreciation led to a significant increase of provisions required by the Stock Appreciation Rights Program which is part of senior management’s compensation plan. Thus, Other Expenses grew 75.9% QoQ and 8.2% YoY, this being the main reason behind the 13.0% increase of total operating expenses. The increase in salaries and employees benefits responds to some real increase, fueled by the expansion in the retail business. Besides the real increases, there is also a currency translation effect, since most operating costs are fixed in Nuevos Soles and given its appreciation, resulted in a higher U.S. Dollar amount.

	3Q06	2Q06	Change

Other Provisions *	-2,117	-1,871	13.1%
Provision for Stock Appreciation Rights	-16,392	-8,807	86.1%
Other	-2,498	-1,263	97.7%

TOTAL	-21,007	-11,942	75.9%

*	Includes provisions for account receivables, realized assets, assets seized, contingencies and country risk.

It should be mentioned however, that we have entered a hedging program to avoid future income volatility generated by these provisions. However, the strong appreciation of Credicorp’s stock occurred during a short time span, when the hedge was being implemented and thus we were only able to partially benefit from it. It is therefore noteworthy, that the hedge has avoided an additional US$ 5.1 million in provisions that would have been otherwise necessary. The full hedge should be in place by the end of the year.

While operating income dropped 2.4% QoQ, operating costs grew 13% QoQ. This led to a deterioration of the efficiency ratio to 52% for 3Q06, compared to 48.6% in 2Q06 and 49.5% in 3Q05.

II.7 Shareholders’ Equity and Regulatory Capital

Shareholders’ equity	Quarter			Change

US$ 000	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06

Capital stock	364,706	364,706	364,706	0.0%	0.0%
Reserves	242,889	242,889	210,928	15.2%	0.0%
Unrealized Gains and Losses	46,428	39,102	47,149	-1.5%	18.7%
Retained Earnings	56,337	56,337	80,427	-30.0%	0.0%
Net income for the year	180,062	127,225	136,363	32.0%	41.5%

Total shareholders’ equity	890,422	830,259	839,573	6.1%	7.2%

Return on average equity (ROAE)	24.57%	33.77%	23.08%

BCP’s shareholders’ equity reached US$890 million as of September 2006. Due to this increase in shareholders’ equity and the decrease in this quarter’s net income, ROAE was 24.57%, compared to 33.77% in 2Q06 and 23.08% in 3Q05. Despite that, ROAE for the first nine months of 2006 was 28.56% higher than the 23.75% for the same period of 2005.

The ratio of regulatory capital to risk weighted assets for BCP unconsolidated as of September 30, 2006 reached 10.44% with a Tier I ratio of 12.5%. Risk weighted assets include US$ 326 million of market risk, which require US$29.6 million of regulatory capital. Regulatory capital includes a reduced US$ 23.4 million subordinated debt.  During the last months of the year, the capital adequacy ratio of BCP has grown due to higher growth of direct and contingent loans, exceeding the internal limit of 10.5%. For this reason, BCP decided to issue in October 2006, subordinated bonds of about US$ 120 million in the international capital markets.

Nevertheless, the BIS ratio at BCP is still above the minimum requirements by Basel I and Peruvian authority regulations (10.4%). Local regulations establish a minimum of 9.1% capital, while Basel I suggests a minimum of 8%.

Regulatory Capital and Capital Adequacy Ratios	Quarter			Change

US$ 000	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06

Capital Stock, net	395,977	394,762	384,727	2.9%	0.3%
Legal and Other capital reserves	280,941	280,079	240,874	16.6%	0.3%
Generic Contingency loss reserves	52,786	39,073	41,398	27.5%	35.1%
Subordinated Debt	23,389	25,882	41,073	-43.1%	-9.6%

Total	753,093	739,795	708,072	6.4%	1.8%

Less: Investment in multilateral organization and banks	(144,816)	(139,069)	(150,652)	-3.9%	4.1%

Total regulatory capital	608,277	600,726	557,420	9.1%	1.3%

Risk-weighted assets	5,501,521	5,263,409	4,290,591	28.2%	4.5%

Market Risk	29,643	33,002	17,617	68.3%	-10.2%

Capital Ratios:

Regulatory capital as a percentage of risk-weighted assets	10.44%	10.68%	12.43%

Ratio of risk-weighted assets to regularoy capital	9.58	9.37	8.04

Awards

Banco de Crédito del Perú

At the annual Banks of the Year awards organized by Latin Finance Magazine, BCP was named Best Bank in Peru - Banco del Año - Perú 2006, recognizing the bank’s excellence and leadership among the highest ranking financial institutions of the region.

In addition, on October 13, 2006, the rating agency FITCH Ratings assigned an Investment Grade - BBB- rating to Banco de Crédito del Perú (“BCP”) as long-term issuer of debt in U.S. dollars and Soles (Long-term foreign and local currency Issuer Default Ratings – IDRs). This rating placed BCP’s foreign currency issues one notch above the Peruvian government’s Global Bond rating of BB+ assigned by FITCH Ratings. Under the methodology used by FITCH Ratings, the highest possible rating that can be obtained by a local private corporation in Peru is BBB-; being Banco de Crédito del Perú the first Peruvian company to obtain such rating, which is another step towards obtaining an Investment Grade Rating for the country.

III. Banco de Crédito de Bolivia

III.1 Bolivian Financial System

Bank deposits slightly increased QoQ, reaching US$ 3,008 million as of September 2006, from US$ 2,840 million as of June 2006, an increase of 6.0% vis-á-vis the US$2,839 million as of September 2005. The system’s total loans reached US$ 2,728 million, 2.9% more than the US$ 2,650 million achieved in June 2006. It is also noteworthy that the quality of loan portfolio improved with past due loan ratios decreasing QoQ from10.5% to 10.1%. The coverage of past due loans with provisions was 83.8%, greater that the 83.0% level reached in the previous quarter.

III.2 Net Income

Net income of BCB reached US$ 3.5 million, 6.1% higher than the net income of US$ 3.3 million registered in 2Q06, and similar to the US$ 3.5 million in 3Q05. This way, BCB continues with the upward trend experienced during the last year, showing an ROE as of September 2006 of 21.0%, significantly higher than the 10.9% ROE of the system, and with a past due loan ratio of 4.3%, a much better level than the 10.1% of the system. Altogether, BCB shows a consistent and solid recovery, with profitability and loan quality ratios superior to those of the Bolivian banking system.

III.3 Assets and Liabilities

Total loans as of June 2006 were US$ 379.8 million, reflecting a 5.4% QoQ growth. This is the result of a well diversified loan growth in the different business segments.

As mentioned above, BCB’s loan portfolio quality is superior to the system. Past due loans over total loans reached 4.3% as of September 2006. This represents a further improvement from 4.9% past due ratio for 2Q06, and an even more significant progress compared to the 10.1% of the system.

On the other hand, BCB’s total deposits also increased 9.0% QoQ and 21.2% YoY, mainly due to a new savings campaign, since June 2006, with a very appealing interest rate (4.8%), which led to a migration of clients from mutual funds (Credifondo) to BCB’s savings accounts.

The following chart presents figures and indicators of BCB:

Banco de Crédito de Bolivia	Quarter			Change

US$ million	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06

Total Loans	379.8	360.3	334.5	13.5%	5.4%
Past due loans	16.4	17.7	23.1	-29.0%	-7.3%
Loan loss reserves	-24.6	-25	-26.9	-8.6%	-1.6%
Total Assets	576.8	531.9	505.9	14.0%	8.4%
Deposits	451.3	414	372.5	21.2%	9.0%
Shareholders net equity	66.3	62.8	61.9	7.1%	5.6%

Net income	3.5	3.3	3.5	0.0%	6.1%

PDL/Total loans	4.3%	4.9%	6.9%
Coverage ratio of PDLs	149.9%	141.4%	116.4%
ROAE	21.0%	20.7%	14.2%
Branches	54	51	48
ATMs	138	134	121
Employees	1084	1062	901

IV. Atlantic Security Holding Corporation

Net income for Atlantic Security Holding Corporation (ASHC) of US$ 3.8 million for 3Q06 reflected growth of 4.2% YoY and 25.4% QoQ.

Core revenues however, fell 17.1% QoQ as a result of lower yields in asset composition, but remained still 1.3% higher YoY.  Margins tightened and asset growth slowed with respect to the first half of 2006.  Additionally, reduced fees and commissions’ income and negative net foreign exchange transactions placed a further drag on 3Q06 core revenues.  Despite this drop in core revenues, stable operating expenses, provision reversals, net gains from sale of securities and other income contributed to reverse the effect and resulted in the reported increase in net income for the quarter.

ASHC	Quarter			Change %

(US$ Million)	3Q06	2Q06	3Q05	3Q06 / 3Q05	3Q06 / 2Q06

Net interest income	3.1	3.3	3.0	2.1	-6.8
Dividend income	0.1	0.2	0.1	137.8	-47.1
Fees and commissions from services	1.3	1.7	1.2	13.7	-22.9
Net gains on foreign exchange transactions	-0.2	0.0	0.1	-429.9	-1,113.3
Core Revenues	4.3	5.2	4.3	1.3	-17.1

Total provisions, net of recoveries	0.4	-0.2	-0.2	300.0	363.2
Net gains from sale of securities	0.4	-0.2	1.4	-67.2	383.3
Other income	0.6	0.0	0.2	277.4	25,282.8
Operating expenses	-2.0	-1.9	-2.0	-2.5	-5.9

Net income	3.8	3.0	3.6	4.2	25.4

Net income/share	0.1	0.1	0.1	4.2	25.4

Total loans	132.7	118.6	130.6	1.6	11.9
Total investments available for sale	691.4	634.4	556.9	24.1	9.0
Total asset	1,367.8	1,337.6	1,003.4	36.3	2.3
Total deposits	1,164.1	1,143.1	821.3	41.7	1.8
Shareholder’s equity	171.4	162.7	161.8	6.0	5.4

Net interest margin	1.02%	1.15%	1.53%
Efficiency ratio	37.5%	37.7%	34.1%
Return on average equity	9.1%	7.4%	9.1%
PDL / Total loans	0.00	0.00	0.00

Cover ratio	1.9%	3.0%	2.2%
BIS ratio	16.94%	17.05	16.88%

Although net interest income rose 2.1% YoY, on a QoQ comparison net interest income fell by 6.8%.  As previously mentioned, asset growth has slowed, posting 2.3% QoQ and 36.3% YoY. This reduced growth is best explained by the political uncertainty related to the Peruvian electoral process during the first semester of 2006, which largely dissipated during this quarter.

As far as asset composition is concerned, the trend toward lower yielding – less risky assets has continued through 3Q06.  The yield curve, on the other hand, has remained steady for the most part of the quarter, although it has shifted from flat to slightly negative, further tightening margins. This was evidenced by the drop in net interest margin from 1.15% in 2Q06 to 1.02% in 3Q06.  Once rates begin to ease and the yield curve once again turns positive, ASHC should generate higher margins.

Fees and commissions grew 13.7% YoY, but fell 22.9% QoQ.  The reduction is best explained mostly by lower commission fees vis-a-vis the 2Q06 during which extraordinary growth in the asset management business leading to higher fee income for that quarter. Therefore, the fees and commission income posted for 3Q06 is in-line with expected values.

Net income received increased US$ 400,000 due to net gains from the sale of securities.  Provision reversals, reflecting improvements in the quality of investments, contributed an additional US$ 400,000.  Other income of US$ 600,000 refers to the reversal of provisions from previous accounting periods.  Finally, operating expenses remained stable, reflected by an unchanged efficiency rating.

Interest Earning Assets

Interest earning assets reached US$ 1.2 million, as shown in the table below.  Although growth is evident, the variation of 41.3% YoY vs. 2.3% QoQ illustrates that the rate of growth is now lower than that recorded during the first half of 2006.  The rebalancing of the investment portfolio towards less risky and more liquid securities is clearly demonstrated by the graphs below.

INTEREST EARNING ASSETS*	Quarter			Change

(US$ Million)	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06

Due from banks	463	506	239	93.5%	-8.5%
Loans	133	119	131	1.6%	11.9%
Investments	631	575	498	26.6%	9.8%

Total interest-earning assets	1,226	1,199	868	41.3%	2.3%

(*)	Excludes investments in equities and mutual funds.

Asset Management Business

Third party managed funds include customer deposits, mutual funds and securities custody. These funds grew 9.9% QoQ and 46.1% YoY, reaching US$ 2.5 billion in 3Q06. Some migration from time deposits to mutual and investment funds is expected, but both continue to grow independently.  Time deposits currently grow at a slower rate than mutual and investment funds (deposits 1.8% QoQ and mutual and investment funds 18.0%).

V. Prima AFP

Pension Fund Market

In 3Q06, growth from affiliated pensioners was slightly lower (+2.2% reaching 3.78 million affiliates) due to a higher migration rate, which continued increasing to approximately 60,000 per month.  The solid return on administered funds once again generated strong growth in the total administered funds (+12.9%) reaching US$ 12.9 billion.  Competition within the system continued to increase, affecting the operating expenses of the business, as well as the number of sales people which grew to 5,443.

There was a recovery in operating income to US$ 5.0 million during the quarter, mainly due to double collections in August.  As a result of high returns on investments, as well as the good returns of the system’s legal reserves, the system’s net profit reached US$ 13.4 million for 3Q06.

Private Pension Fund System:  Main Indicators

	3Q06	2Q06	1Q06	2005	2004

Affiliates mm	3.831	3.775	3.693	3.637	3.397
% Change	1.50%	2.2%	1.6%	7.1%	6.4%
Contributors mm (1)	n.d.	1.387	1.377	1.367	1.304
% Change	n.d.	0.80%	0.7%	4.9%	4.7%
Contributor-to-Affiliate ratio (2)	n.d.	37%	37%	39%	40%

Sales force	5,443	4,798	4,355	3,989	1,115
Assets under management (US$ mm)	12,855	11,385	10,290	9,494	7,894
% Change (3)	12.9%	10.6%	8.4%	20.3%	24.1%

Income (US$ mm)	51.3	40.3	49.0	182.8	182.5
Operating expenses (US$ mm)	46.3	41.0	35.5	105.6	84.0
Operating income (US$ mm)	5	(0.7)	13.5	77.2	98.5
Net Income (US$ mm)	13.4	3.5	13.8	63.7	71.0

(1)	Average affiliates 12 months.
(2)	Based on average affiliates.
(3)	Quarter Variation for 1Q2006.
(4)	First Quarter includes a double collecting month.

Prima AFP

In 3Q06, Prima AFP continued to grow while maintaining its high portfolio quality.  The number of affiliates surpassed 125,000.  The contributors’ ratio remained high at 89%.

PRIMA AFP: Main indicators

	3Q06	2Q06	1Q06	4Q05	3Q06/2Q06

Funds under management US$mm	929	713	533	255	30.3%
Affiliates (1)	125,840	97,068	73,794	51,838	29.6%
Contributors (2)	93,352	72,152	49,506	19,401	29.4%
Adjusted contributor-to-affiliate ratio (3)	89%	89%	90%	84%	—

(1)	According to Superintendencia de Banca y Seguros, does not include June’s sales.
(2)	Company estimates of affiliates whose commissions were paid in the month. Does not include contributors that are still in the transfer process from another Pension Fund Manager.
(3)	Takes into account the transfer process.

PRIMA reached these results via the expansion of its sales force to over 1,000, following the trend within the industry.

PRIMA AFP: Evolution of sales force

                                 Source: SBS

Prima’s market share in terms of administered funds and income continued to grow.

PRIMA AFP: Administered Fund (US$ mm) and Monthly Revenues (US$ thousands) (1)

Source: SBS
(1)	There was a non traditional credit in payment on March.

For 3Q06, Prima again reported losses, despite its continued growth in income, better returns on invested reserves and the consolidation of Union Vida’s results into Prima’s results. Prima’s increased commercial expenses related to intense competitive pressure resulting from the acquisition of AFP Union Vida and extensive related pre-merger expenses which included a loss of US$ 2.3 million of Prima’s deferred taxes, made it difficult to break-even. On its Balance Sheet a US$ 112 million increase in capital was recorded, which added to the US$ 29 million in funding from BCP provided to acquire 99.97% of AFP Union Vida shares.  This operation mainly explains the increase in equity, assets and liabilities, though it should be noted that the Company purchased its Headquarters’ building for US$ 7.2 million via a BCP loan.

Main indicators of Prima’s results are in the following chart:

PRIMA AFP: Main Financial indicators (US$ m) (1)

	3Q06	2Q06	1Q06	4Q05	3Q06/2Q06

Income	8,587	4,823	2,298	428	78.0%
Operating Losses	(12,310)	(8,314)	(4,314)	(11,086)	48.1%
Net Losses	(7,097)	(4,909)	(2,668)	(7,646)	44.6%

Current Assets	1,580	1,294	5,324	6,995	22.1%
Total Assets	173,323	21,430	21,807	18,229	708.8%
Total Liabilities	45,262	3,181	3,244	2,810	1322.9%
Net Worth	128,061	18,248	18,563	15,419	601.8%

(1)	End of period numbers.

New Merger Developments

On August 24, 2006 the payment of 99.97% of the shares of AFP Union Vida was concluded.  The merger is tentatively scheduled to be completed on December 1, 2006.  Among the main advances made during the quarter were the investment policy alignment, communications to affiliates, the reduction of commissions to 1.5%, sales force adjustments, the definition of systems that will be enforced after the merger, as well as the establishment of a smooth communication process and inter-action with UV’s personnel.

Once the merger is completed, the company will achieve a market share between 25% and 29% as observed in the following chart:

		PRIMA	Union Vida	Total

Affiliates	Number	125,840	846,159	971,999
	%	3.30%	22.10%	25.40%

Contributors	Number	93,352	261,541	354,893
	%	6.70%	18.70%	25.30%

Income	US$ mm	8.59	30.39	38.98
	%	6.20%	21.80%	28.00%

FUM	US$ mm	929	2749	3678
	%	7.20%	21.40%	28.60%

Salaries	US$ mm	72.8	149.5	222.3
	%	9.10%	18.70%	27.80%

(1)	Figures as of september 2006. Salaries are estimated over july and august collection.

Source: SBS.

VI. EL PACIFICO PERUANO SUIZA AND SUBSIDIARIES (PPS)

Results obtained by PPS for 3Q06 show a continued recovery from 2005, which was characterized by higher claims and business management problems. This improvement led to better Underwriting Results and Net income, which were above those reported in 2Q06.

VI.1 Net Income

Net consolidated income before minority interest for 3Q06 reached US$ 6.6 million, (US$ 6.1 million in 2Q06), showing an increase of 8% QoQ, and 80% with respect to the US$ 3.7 million reported in 3Q05. However, Credicorp’s contribution for 3Q06 (after consolidated adjustments and minority interest of Credicorp), reached US$ 4.6 million, 68% higher than the US$ 2.7 million obtained in 2Q06 and 91% above the contribution in 3Q05.

These improved results represent the recovery in earnings within the Health (EPS) business, which reached net income of US$ 1.3 million in 3Q06 after reporting a loss of US$ 353 thousand in 3Q05. In addition, there was an important increase of 67% (3Q06 vs. 3Q05) in net income within the Property & Casualty business (PPS) as well as an increase of 12% in net income in the Life Insurance (PV) business.

VI.2 Revenue and Operating Expenses

During 3Q06, earnings related to Total Premiums increased 8% compared to 3Q05. Technical Reserves in the Life Insurance business decreased significantly due to a reduction in Life Annuities premiums, leading to a decrease in the technical reserve of US$ 2.7 million. In addition, the Net Earned Loss Ratio (NEL) reached 68.5%, 6.6 pp lower than 3Q05, which led to 86% increase in the underwriting result compared to 3Q05. On the other hand, despite an increase in operating expenses, the ratio of expenses to Net Premiums Earned decreased from 24.5% in 3Q05 to 23% in 3Q06 best explained by an increase of 16% in net premiums earned.

Net Premiums Earned reached US$ 67.4 million, 16% higher than 3Q05. This is the result of an 8% increase in Total Premiums, fueled mostly by an 11% increase in the P&C business (PPS), mainly in Fire, Automotive and Transportation. Also contributing to this growth was the performance of Health (PS) which grew 4.8% as well as Life (PV), which increased 5.6%.

It is important to note that the decrease of 10% in Reserves with respect to 3T05. Though P&C business’s (PPS) grew 11% in total premiums leading to an increase in reserves of US$ 1.3 million, reserves in Life Insurance (PV) decreased by US$ 2.7 million mainly as a result of a drop in Life Annuities due to a market reduction thus resulting in the overall drop.

US$ MM	3Q06	3Q05	Change

Total Gross Premium	95.7	88.6	8%
Retained Premium	80.2	72.4	11%
Reserve Adjustments	12.9	14.4	-10%
Net Premiums Earned	67.4	58.0	16%

Net Earned Loss Ratio (NEL) for 3Q06 was 68.5%, 6.6 percentage points below 3Q05 and 10.0 percentage points below previous 2Q06.  Although NEL for General Insurance fell to 56% in this quarter, 5.0 points below 3Q05, a stronger effect in the general NEL ratio comes from the decrease in the Reserve Adjustments in Pacifico Vida, which decreased the segment’s ratio to 75% compared to 90% in 3Q05.  The Health Segment (EPS) also had a favorable effect in the NEL ratio, decreasing since it drops to 81% compared to 84.5% in 3Q05.

Net Claims reached US$ 46.1 millions, 5.8% higher than 3Q05 and 4.7% higher than 2Q06.  However, the proportionately higher growth of net premiums earned led to improved NEL ratios.

Financial Income for 3Q06 reached US$ 6.6 million, 4.7% above 3Q05.  This improvement is the result of increased returns achieved on investments via PPS and PV due to the expanded investment portfolio for both funds.  Other Income includes earnings on security sales, which was US$ 1.0 million higher than those recorded in 2Q06. In total, other income was 12% higher than the same period in 2005.

Salaries and Employees Benefits grew 25% QoQ as a result of provisions for the profit sharing annual payment at PPS and PV.

General Expenses and Other Operating Expenses decreased 11.6% QoQ, as expenses in 3Q06 normalized after different write-offs which amounted to US$ 2.0 million in 2Q06, including the depreciation of PPS office building and certain losses from previous exercises.

VI.3 Business Lines

Total contribution to BAP
(In US$, thousands)

	PPS	PV (after Minority Interest)	EPS	Net Income	Adjustments for Consolidation	Total Contribution to BAP

3Q05	1,502	1,554	(353)	2,703	(304)	2,399
4Q05	(3,741)	5,732	(1,283)	708	197	905
1Q06	49	1,459	1,433	2,941	(252)	2,689
2Q06	2,303	2,231	204	4,738	(2,008)	2,730
3Q06	2,500	1,740	1,278	5,519	(933)	4,586
Change 3Q06/2Q06	9%	-22%	527%	17%		68%
Change 3Q06/3Q05	67%	12%	462%	104%		91%

Property & Casualty (PPS)

Premiums for this segment dropped 4.5% QoQ, though were still 11% higher YoY.

Underwriting Results were flat QoQ,  which together with a slight reduction in costs and a still low claims ratio, led to Net Earnings for PPS ,of US$ 2.5 million, 8.6% higher QoQ, a significant and consistent improvement.

Life (PV)

Total Premiums increased 4.4% QoQ and 5.6% YoY, with underwriting results significantly better for 3Q06 at US$ 1.4 million, i.e. US$ 1.8 million above 3Q05. Financial income was also better this quarter. However, increased expenses and a US$ 2.5 million expense for profit sharing resulted in a contribution 22% below the previous quarter.

Health (EPS)

Total Premiums at EPS reflected 3.6% QoQ and 4.8% YoY. However, Net Earned Loss ratio improved to 81% vs. 84.5% in 2Q05, leading to Underwriting Result of US$ 2.3 million. Though this underwriting result was lower QoQ, in the absence of the extraordinary costs reported last quarter, earnings contribution was higher at US$ 1.3 million.

VI. 4 Claims

Net Claims continue an improving trend with a 5.8% decrease YoY reaching US$ 46 million. NEL ratio was 68.5% for the Consolidated Insurance business. In General Insurance, the losses were 5% below 3Q05, while Life and Health were 15.0 and 3.5 points lower, respectively.  Lower losses in General Insurance were due to reduced claims in the Fire, Civil Responsibility and Marine Hull businesses.

On the other hand, claims in the Life segment increased by US$ 1.1 million, basically due to claims in Individual Annuities and Disability and Survivor benefits.

VI.5 Investment Portfolio

Financial Income reached US$ 9.9 million in 3Q06, 4.7% above the results for 3Q05, best explained by a larger administered portfolio.

On the other hand, the PPS portfolio increased 22% as a result of stock valuations and the purchase of commercial paper and bonds, which was in-line with the new investment policy approved by the Board of Directors in August 2006.

The consolidated administered Portfolio of Securities and Real Estate reached US$ 750 million as of September 30, 2006 compared to the US$ 623 million reported as of for September 30, 2005.

VI.6 Market Share

The poor results of PPS in 2005 were also reflected in its market share. Thus, throughout 2005, PPS lost an important participation in the different business segments, which could not yet be reversed.

The combined P&C and Life markets up to September 30, 2006, reached US$ 835 million, reflecting 12.9% higher premiums compared to the previous year. Market share of total premiums for PPS and PV was 27.3% compared to 27.7% in September 2005. Market Share for P&C was 30.2% lower than 30.4% as of September 2005 and for Life was 23.7% as of September 2006.

Health fees in the Health Insurance market grew 10.6% YoY to a total US$ 104.8million as of September 2006. Health fees in Pacifico Salud (EPS) reported a market share of 55%.

ECONOMIC OUTLOOK

Economic activity

The Peruvian economy showed a good development during the 3Q06, with growth rates over 9% in July and August, accumulating an advance of 7.25% for the year.  Growth continue to be driven by the construction sector (+15.3%), along with private investment and good perspective regarding public investment.  On the other hand, internal demand generate an advance in other non-primary sectors like commerce (+9.6%) and services (+7.7%), while among primary sectors, mining productions obtained not encouraging results (+1.7% in July and -1.5% in August), mainly due to minor mineral laws that have driven main mining companies to increase their exploration activities in order to find larger reserves and regain higher extraction levels observed in previous periods.   Regarding expense, private investment has accelerated and is pushing demand, surpassing export, which has begun to slow down.

Gross Domestic Product
(annualized percentage variation)

                                 Source: INEI

External Sector

As of August 2006, the trade balance surplus continue growing reaching annualized terms of US$ 7,418 MM, versus US$ 5,260 MM at the end of 2005.  Even though exports show a slight de-acceleration, they are still growing at an annual rate of over 30%, but only in terms of price, since in real terms this growth has stalled, mainly because of the decline in export volume of products such as oil (-9.2% between January and August regarding 2005) and mineral products such as zinc (-11.1%), tin (-7.3%) and copper (-0.8%).  On the other hand, imports have been growing at an annual rate of 20% due to higher internal demand.  The most dynamic component of this growth so far in 2006 are imports of capital assets (+33.5%), specifically the ones destined towards construction (+46.4%) and also for industry (+30.6%) and transport equipment (+40.8%), while import of machinery destined fro agriculture (-21.9%) has declined.  International reserves have continued growing and reached US$ 15,175 MM in September (US$ 14,097 MM at the close of 2005).

Exports and Imports
(annualized percentage variation)

                                 Source: BCRP

Prices and exchange rate

Accumulated inflation up to 3Q06 was 1.35% due to a rise and negative price variations in the last months, associated to a relative recovery of agriculture production (which has influenced the lower food prices) and to exchange rate stability.  These two factors have helped the annualized terms of inflation reach 1.99%, within the range forecasted by the Central Bank of Peru.  The downwards pressure of the exchange rate upon the conclusion of the presidential elections, have accentuated, so that in July, and specially August, the Central Bank of Peru has increased its intervention in the exchange market, buying foreign currency for an average daily amount of US$ 2,236 MM during the 3Q06, amount which represents 80% of the buying in 2005.

Consumer price index and Exchange rate
(annual percentage variation)

                                        Source: INEI, BCR

Fiscal Aspects

Central Government Déficit 1/
(annualized, expressed in thousands of millions of Nuevos Soles)

                                   1/ Negative indicates surplus
                                   Source: BCR

Central government operations have continued improving, so that since April, surplus levels have been reached (S/. 2,786 MM), situation that will be maintained throughout the year, according to official estimates.  This has been principally due to a heavy increase in current revenues, especially income tax.  This result was not only because of the regularization of taxes due, but because of greater tax revenue in the third category tax, associated to a continued economic growth and favorable international prices for mining companies.  There has been a slight recovery of public expenses, due to approved salary increase and a still slow recovery of capital expenses.  This way, more resources than the foreseen are now available, so the challenge for the new government will be to apply their announced politics of infrastructure and decentralization, but staying in control over the expense rate to avoid a deterioration fo the fiscal results once the expansive phase of the economic cycle is over.

Banking System

As of September, multiple banking outstanding loans reached US$ 14,628 MM, which represents an increase of 22.5% compared to the same month in 2005, and explained by the higher consumer loans (+35.3%), small companies (+30.4%) and mortgages (+17.3%), even though commercial loans, which increased in 20.4% showed significant dynamism.  Such dynamism showed an important reduction of matured loans, which reached a record level of 1.86% of the gross total.

In the same period, loans in US$ Dollars grew only 11.3%, while loans in Nuevos Soles grew at a greater rate (+54.7%), which translates in the continuing process of de-dollarization of the loan portfolio which has been observed in recent years (with it, US$ Dollar loans represent 74.1% as of September 2005 against 67.3% as of September 2006) presented in a more volatile foreign exchange context (during election period) of relative increase in foreign exchange loans for local currency loans, even long-term loans, such as the “Mi Vivienda” costs of loans.  The loan rate in Soles reached 23.9% on 3Q06 (25.6% on 3Q05), while the loan rate in US$ Dollars remained at 10.6%, a similar level was observed in the past months (10% on 3Q05).

On the other hand, deposits reached in September US$ 17,131 MM, which indicates a growth annual rate of 14.3% compared to September 2005.  In this period, the dollarization of deposits almost maintained its stability, reducing from 64.8% to 64.4%, which reflects the preference for dollars as saving instrument.  The deposit rate in Soles increased from 2.6% on September 2005 to 3.3% on September 2006, while deposit rate in US$ Dollars, for the same period, increased from 1.6% to 2.1%.

Main Financial Indicators

	2005					2006

	1Q	2Q	3Q	4Q	Year	1Q	2Q	Year (F)

GDP (US$ MM)	18,208	21,363	19,475	20,314	79,360	20,288	24,193	90,921
Real GDP (var. %)	5.9	5.9	6.3	7.7	6.4	7.3	6.0	6.1
GDP per-cápita (US$)	2,610	2,724	2,809	2,871	2,871	2,947	3,049	3,290
Domestic demand (var. %)	4.1	4.6	6.1	7.1	5.5	10.3	7.2	8
Consumption (var. %)	4.0	4.4	4.5	4.7	4.4	5.3	5.4	4.8
Private Investment (var. %)	6.3	12.3	14.7	19.8	13.6	22.6	15.8	10
CPI (annual change, %)	1.9	1.5	1.1	1.5	1.5	2.5	1.8	2.5
Exchange rate, eop (S/. per US$)	3.26	3.25	3.34	3.43	3.43	3.36	3.26	3.23
Devaluation (annual change, %)	-5.8	-6.3	0.1	4.5	4.5	2.9	0.2	-5.8
Exchange rate, average (S/. per US$)	3.26	3.26	3.27	3.39	3.3	3.34	3.29	3.27
Non-Financial Public Sector (% of GDP)	2.3	2.7	-0.6	-5.3	-0.3	3.9	5.6	0.8
Central government current revenues (% of GDP)	15.8	16.2	15.4	15.4	15.7	17.8	18.3	16.9
Tax Income (% of GDP)	13.9	14.2	13.1	13.2	13.6	15.2	16.4	14.7
Non Tax Income (% of GDP)	1.9	2.0	2.2	2.2	2.1	2.6	1.9	2.2
Current expenditures (% of GDP)	12.0	11.0	13.3	15.0	12.8	11.8	10.7	12.8
Capital expenditures (% of GDP)	0.8	1.2	2.0	3.4	1.9	0.8	1.3	2.2
Trade Balance (US$ MM)	1,089	1,059	1,386	1,726	5,260	1,247	2,147	8,175
Exports (US$ MM)	3,749	4,063	4,544	4,980	17,336	4,627	5,769	23,098
Imports (US$ MM)	2,660	3,004	3,158	3,254	12,076	3,380	3,622	14,923
Current Account Balance (US$ MM)	143	142	380	440	1,105	-83	596	1,442
Current Account Balance (% of GDP)	0.8	0.7	2.0	2.2	1.4	-0.4	2.5	1.6

Source: BCR, INEI, Estimations: BCP

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito.  Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment).  BCP is the Company’s primary subsidiary.

Safe Harbor for forward-looking statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934.  All statement other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$  thousands, IFRS)

	Sept. 2006	As of June 2006	Sept. 2005	Sept. 06/ Sept. 05	Sept 06/ June 06

Assets
Cash and due from banks
Non-interest bearing	447,091	411,860	308,701	44.8%	8.6%
Interest bearing	2,248,202	2,845,909	1,453,372	54.7%	-21.0%

Total cash and due from banks	2,695,293	3,257,769	1,762,073	53.0%	-17.3%
Marketable securities, net	70,534	52,463	88,829	-20.6%	34.4%
Loans	5,592,231	5,501,004	4,651,259	20.2%	1.7%

Current	5,504,991	5,408,449	4,533,513	21.4%	1.8%
Past Due	87,240	92,555	117,746	-25.9%	-5.7%
Less - Reserve for possible loan losses	(188,198)	(198,228)	(202,985)	-7.3%	-5.1%

Loans, net	5,404,033	5,302,777	4,448,274	21.5%	1.9%
Investments securities available for sale	2,803,636	2,418,583	2,761,967	1.5%	15.9%
Reinsurance assets	37,880	43,044	27,989	35.3%	-12.0%
Premiums and other policyholder receivables	69,835	62,580	59,235	17.9%	11.6%
Property, plant and equipment, net	239,705	241,642	238,511	0.5%	-0.8%
Due from customers on acceptances	50,761	36,173	50,756	0.0%	40.3%
Other assets	486,987	315,856	363,567	33.9%	54.2%
Total Assets	11,858,664	11,730,887	9,801,202	21.0%	1.1%
Liabilities and shareholders’ equity
Deposits and Obligations
Non-interest bearing	1,721,411	1,788,809	1,440,388	19.5%	-3.8%
Interest bearing	6,253,175	6,133,399	5,285,108	18.3%	2.0%

Total deposits and Obligations	7,974,586	7,922,208	6,725,496	18.6%	0.7%
Due to banks and correspondents	924,499	1,116,907	463,054	99.7%	-17.2%
Acceptances outstanding	50,761	36,173	50,756	0.0%	40.3%
Reserves for property and casualty claims	528,258	515,016	448,234	17.9%	2.6%
Reserve for unearned premiums	90,029	91,226	72,418	24.3%	-1.3%
Reinsurance payable	33,502	14,168	27,350	22.5%	136.5%
Bonds and subordinated debt	406,734	409,563	406,832	0.0%	-0.7%
Other liabilities	445,090	317,336	331,739	34.2%	40.3%
Minority interest	108,288	92,306	104,815	3.3%	17.3%

Total liabilities	10,561,747	10,514,903	8,630,694	22.4%	0.4%
Net Shareholder’s equity	1,296,917	1,215,984	1,170,508	10.8%	6.7%
Total liabilities and net shareholder’s equity	11,858,664	11,730,887	9,801,202	21.0%	1.1%
Contingent Credits	3,567,370	3,218,616	3,101,817	15.0%	10.8%

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change		Nine months ended		Change

	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06	Sept.06	Sept.05	Sept.06/Sept.05

Interest income and expense
Interest and dividend income	197,173	199,779	157,064	25.5%	-1.3%	571,199	447,150	27.7%
Interest expense	(76,506)	(69,769)	(43,384)	76.3%	9.7%	(205,545)	(125,250)	64.1%

Net interest and dividend income	120,667	130,010	113,679	6.1%	-7.2%	365,653	321,900	13.6%

Provision for loan losses	9,795	(251)	4,886	100.5%	-3999.7%	5,997	10,086	-40.5%
Non financial income
Fee income	63,935	54,734	51,246	24.8%	16.8%	174,218	151,102	15.3%
Net gain on foreign exchange transactions	9,515	11,393	7,585	25.4%	-16.5%	31,095	21,053	47.7%
Net gain on sales of securities	6,616	664	7,241	-8.6%	895.8%	12,857	8,703	47.7%
Other	5,220	5,720	6,541	-20.2%	-8.7%	18,254	16,962	7.6%

Total non financial income, net	85,286	72,513	72,614	17.5%	17.6%	236,424	197,819	20.7%
Insurance premiums and claims
Net premiums earned	65,521	62,269	57,176	14.6%	5.2%	186,521	163,703	13.9%
Net claims incurred	(9,553)	(9,215)	(9,042)	5.7%	3.7%	(32,429)	(31,201)	3.9%
Increase in cost for life and health policies	(36,585)	(34,834)	(34,549)	5.9%	5.0%	(105,692)	(97,763)	8.1%

Total other operating income, net	19,383	18,220	13,584	42.7%	6.4%	48,400	34,739	39.3%
Operating expenses
Salaries and employees benefits	(61,676)	(57,024)	(49,557)	24.5%	24.5%	(172,532)	(146,882)	17.5%
Administrative, general and tax expenses	(41,739)	(38,503)	(36,546)	14.2%	8.4%	(116,961)	(102,692)	13.9%
Depreciation and amortization	(10,115)	(11,116)	(9,743)	3.8%	-9.0%	(32,549)	(29,415)	10.7%
Merger Expenses	(271)	—	—	100.0%	100.0%	(271)	—	—
Other	(35,504)	(23,461)	(32,350)	9.8%	51.3%	(81,345)	(75,131)	8.3%

Total operating expenses	(149,305)	(130,104)	(128,195)	16.5%	14.8%	(403,658)	(354,119)	14.0%
Income before translation results,workers’ profit sharing and income taxes	85,827	90,387	76,569	12.1%	-5.0%	252,817	210,424	20.1%
Translation result	832	3,448	(5,702)	-114.6%	-75.9%	9,501	(3,668)	-359.0%
Workers’ profit sharing	(3,669)	(3,372)	(3,588)	2.3%	8.8%	(9,731)	(8,182)	18.9%
Income taxes	(27,671)	(21,924)	(16,723)	65.5%	26.2%	(74,134)	(53,185)	39.4%
Net income	55,319	68,539	50,556	9.4%	-19.3%	178,453	145,389	22.7%
Minority interest	3,997	4,105	2,990	33.7%	-2.6%	11,513	7,844	46.8%

Net income attributed to Credicorp	51,321	64,434	47,566	7.9%	-20.4%	166,940	137,545	21.4%

CREDICORP LTD. AND SUBSISIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Nine months ended

	3Q06	2Q06	3Q05	September 06	September 05

Profitability
Net income per common share (US$ per share)(1)	0.64	0.81	0.60	2.09	1.72
Net interest margin on interest earning assets (2)	4.88%	5.28%	5.76%	5.00%	5.54%
Return on average total assets (2)(3)	1.74%	2.21%	1.98%	1.44%	1.46%
Return on average shareholders’ equity (2)(3)	16.34%	21.68%	16.80%	18.35%	16.86%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76	79.76	79.76
Quality of loan portfolio
Past due loans as a percentage of total loans	1.56%	1.68%	2.53%	1.56%	2.53%
Reserves for loan losses as a percentage of total past due loans	215.72%	214.17%	172.39%	215.72%	172.39%
Reserves for loan losses as a percentage of total loans	3.37%	3.65%	4.36%	3.37%	4.36%
Operating efficiency
Oper. expense as a percent. of total income (5)	43.73%	41.27%	41.73%	42.51%	42.42%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	3.85%	3.65%	3.98%	3.70%	3.95%
Average balances (millions of US$) (3)
Interest earning assets	9,893.05	9,856.15	7,896.56	9,741.93	7,750.66
Total Assets	11,794.78	11,677.23	9,630.98	11,602.91	9,427.53
Net equity	1,256.45	1,188.62	1,132.37	1,206.97	1,086.86

(1)	Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.
(2)	Ratios are annualized.
(3)	Averages are determined as the average of period-beginning and period-ending balances.
(4)	Net of treasury shares. The total number of shares was of 94.38 million.
(5)	Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned.
Operating expense does not include Other expenses.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousands, IFRS)

	As of			Change

	Sept. 06	Jun. 06	Sept.05	Sept. 06/ Sept. 05	Sept. 06/ Jun.06

ASSETS
Cash and due from banks	2,452,360	2,947,296	1,666,248	47.2%	-16.8%

Cash and BCRP	1,994,080	2,545,326	1,375,020	45.0%	-21.7%
Deposits in other Banks	454,960	397,164	287,597	58.2%	14.6%
Interbanks	206	1,918	1,495	-86.2%	-89.3%
Accrued interest on cash and due from banks	3,114	2,888	2,136	45.8%	7.8%
Marketable securities, net	67,817	41,897	63,796	6.3%	61.9%
Loans	5,514,218	5,385,246	4,514,320	22.1%	2.4%

Current	5,430,468	5,296,554	4,400,155	23.4%	2.5%
Past Due	83,750	88,692	114,165	-26.6%	-5.6%
Less - Reserve for possible loan losses	(185,608)	(194,570)	(200,068)	-7.2%	-4.6%

Loans, net	5,328,609	5,190,676	4,314,251	23.5%	2.7%
Investment securities available for sale & permanent	1,357,617	1,074,966	1,601,828	-15.2%	26.3%
Property, plant and equipment, net	187,808	194,392	202,410	-7.2%	-3.4%
Due from customers acceptances	50,761	36,173	50,714	0.1%	40.3%
Other assets	272,564	233,991	284,443	-4.2%	16.5%
Total Assets	9,717,537	9,719,390	8,183,691	18.7%	0.0%
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits and obligations	7,455,066	7,412,227	6,191,786	20.4%	0.6%

Demand deposits	2,361,330	2,277,666	2,011,845	17.4%	3.7%
Saving deposits	1,768,181	1,726,641	1,587,334	11.4%	2.4%
Time deposits	2,608,251	2,664,939	1,990,998	31.0%	-2.1%
Severance indemnity deposits (CTS)	684,988	714,963	578,442	18.4%	-4.2%
Interest payable	32,317	28,018	23,168	39.5%	15.3%
Due to banks and correspondents	507,526	732,961	380,935	33.2%	-30.8%
Bonds and subordinated debt	432,114	426,330	428,551	0.8%	1.4%
Acceptances outstanding	50,761	36,173	50,714	0.1%	40.3%
Other liabilities	381,648	281,440	292,133	30.6%	35.6%
Total liabilities	8,827,115	8,889,131	7,344,118	20.2%	-0.7%
NET SHAREHOLDERS’ EQUITY	890,422	830,259	839,573	6.1%	7.2%

Capital stock	364,706	364,706	364,706	0.0%	0.0%
Reserves	242,889	242,889	210,928	15.2%	0.0%
Unrealized Gains and Losses	46,428	39,102	47,149	-1.5%	18.7%
Retained Earnings	56,337	56,337	80,427	-30.0%	0.0%
Income for the year	180,062	127,225	136,363	32.0%	41.5%
TOTAL LIABILITIES and NET SHAREHOLDERS’ EQUITY	9,717,537	9,719,390	8,183,691	18.7%	0.0%
CONTINGENT CREDITS	3,234,918	2,973,700	2,817,670	14.8%	8.8%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter ended			Change		Nine months ended		Change

	3Q06	2Q06	3Q05	3Q06/ 3Q05	3Q06/ 2Q06	Sept. 06	Sept. 05	Sept. 06/ Sept. 05

Interest income and expense
Interest and dividend income	174,830	174,360	139,099	25.7%	0.3%	506,475	394,864	28.3%
Interest expense	(67,767)	(60,213)	(38,558)	75.8%	12.5%	(180,464)	(111,646)	61.6%

Net interest income	107,063	114,148	100,541	6.5%	-6.2%	326,011	283,218	15.1%
Provision for loan losses, net of recoveries	7,392	(1,312)	2,976	148.3%	-663.3%	1,241	5,189	-76.1%
Non financial income
Banking services commissions	59,441	55,399	53,048	12.1%	7.3%	170,148	154,746	10.0%
Net gain on foreign exchange transactions	9,674	11,010	7,636	26.7%	-12.1%	31,152	20,979	48.5%
Net gain on sales of securities	3,112	1,056	4,796	-35.1%	194.7%	3,513	6,056	-42.0%
Other	1,950	3,522	4,639	-58.0%	-44.6%	8,809	9,429	-6.6%

Total non financial income	74,176	70,987	70,119	5.8%	4.5%	213,622	191,209	11.7%
Operating expenses
Salaries and employees benefits	(46,370)	(44,284)	(37,907)	22.3%	4.7%	(131,743)	(116,500)	13.1%
Administrative expenses	(36,756)	(34,575)	(33,073)	11.1%	6.3%	(103,963)	(95,014)	9.4%
Depreciation and amortization	(8,533)	(8,877)	(8,778)	-2.8%	-3.9%	(26,476)	(26,713)	-0.9%
Other	(21,007)	(11,942)	(19,418)	8.2%	75.9%	(43,301)	(43,790)	-1.1%

Total operating expenses	(112,666)	(99,678)	(99,175)	13.6%	13.0%	(305,482)	(282,017)	8.3%
Income before translation results,workers’ profit sharing and income taxes	75,964	84,145	74,461	2.0%	-9.7%	235,391	197,599	19.1%
Translation result	705	2,985	(5,155)	-113.7%	-76.4%	8,422	(4,417)	-290.7%
Workers’ profit sharing	(3,708)	(2,636)	(3,603)	2.9%	40.7%	(9,213)	(8,197)	12.4%
Income taxes	(20,123)	(17,150)	(19,057)	5.6%	17.3%	(54,538)	(48,623)	12.2%

Net income	52,837	67,344	46,646	13.3%	-21.5%	180,062	136,363	32.0%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter ended			Nine months ended

	3Q06	2Q06	3Q05	September 06	September 05

Profitability
Net income per common share (US$ per share)(1)	0.041	0.052	0.036	0.140	0.106
Net interest margin on interest earning assets (2)	5.01%	5.34%	5.85%	5.17%	5.66%
Return on average total assets (2)(3)	2.17%	2.78%	2.31%	2.50%	2.33%
Return on average shareholders’ equity (2)(3)	24.57%	33.77%	23.08%	28.56%	23.75%
No. of outstanding shares (millions)	1,287	1,287	1,287	1,287	1,287
Quality of loan portfolio
Past due loans as a percentage of total loans	1.52%	1.65%	2.53%	1.52%	2.53%
Reserves for loan losses as a percentage of total past due loans	221.62%	219.38%	175.25%	219.38%	181.69%
Reserves for loan losses as a percentage of total loans	3.37%	3.61%	4.43%	3.61%	4.85%
Operating efficiency
Oper. expense as a percent. of total income (4)	52.03%	48.59%	49.47%	49.72%	51.91%
Oper. expense as a percent. of av. tot. assets(2)(3)(4)	3.77%	3.62%	3.95%	3.64%	4.06%
Capital adequacy (5)
Total Regulatory Capital (US$ Mn)	608.2	600.7	557.4	608.2	557.4
Risk-weighted assets (US$ Mn) (6)	5,828	5,626	4,484	5,828	4,484
Regulatory capital / risk-weighted assets (6)	10.4%	10.7%	12.4%	10.4%	12.4%
Average balances (millions of US$) (3)
Interest earning assets	8,544	8,558	6,872	8,411	6,675
Total Assets	9,718	9,690	8,076	9,603	7,817
Net equity	860	798	808	841	765

(1)	Shares outstanding of 1,287 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)	Ratios are annualized.
(3)	Averages are determined as the average of period-beginning and period-ending balances.
(4)	Total income includes net interest income, fee income and net gain on foreign exchange transactions.
Operating expense includes personnel expenses, administrative expenses and depreciation and amortization
(5)	Capital adequacy is calculated under peruvian GAAP’s.
(6)	Risk-weighted assets include market risk assets

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS
(In US$ thousands, IFRS)

	Quarter ended			Change		Nine months ended		Change

	3Q06	2Q06	3Q05	3Q06/3Q05	3Q06/2Q06	Sept. 06	Sept. 05	Sept.06/05

Results
Total gross Premiums	95,748	96,059	88,561	8.1%	-0.3%	285,038	261,628	8.9%
Net Premiums Earned	67,373	64,069	58,021	16.1%	5.2%	192,235	166,497	15.5%
Net claims	46,138	44,049	43,591	5.8%	4.7%	138,121	128,964	7.1%
Underwriting Results	11,912	11,819	6,393	86.3%	0.8%	27,740	15,625	77.5%
Financial Income	9,889	12,188	9,442	4.7%	-18.9%	33,885	28,406	19.3%
Other Income	3,742	3,473	3,338	12.1%	7.7%	11,604	9,076	27.8%
Salaries and employees benefits	9,570	7,662	7,653	25.0%	24.9%	24,430	20,091	21.6%
General Expenses	4,634	4,947	4,918	-5.8%	-6.3%	14,939	14,062	6.2%
Other Operating Expenses	11,682	13,503	11,448	2.0%	-13.5%	38,321	31,103	23.2%
Translation Results	109	414	-336	-132.4%	-73.7%	866	590	46.9%
Income Tax	2,504	3,877	-801	-412.7%	-35.4%	6,251	1,455	329.5%
Net Income before minority interest	6,586	6,106	3,656	80.2%	7.9%	16,527	8,895	85.8%
Net Income after minority interest	5,520	4,738	2,703	104.2%	16.5%	13,198	6,310	109.2%
Balance
Total Assets	946,283	865,933	802,786	17.9%	9.3%	946,283	802,786	17.9%
Investment on Securities and real State	750,125	693,431	623,191	20.4%	8.2%	750,125	623,191	20.4%
Technical Reserves	618,776	606,242	520,652	18.8%	2.1%	618,776	520,652	18.8%
Net Equity	209,923	178,340	195,823	7.2%	17.7%	209,923	195,823	7.2%
Ratios
Net underwriting results	12.4%	12.3%	7.2%	—	—	9.7%	6.0%	—
Net earned loss ratio	68.5%	68.8%	75.1%	—	—	71.9%	77.5%	—
Return on average equity (1)(2)	11.9%	11.1%	6.0%	—	—	8.9%	5.0%	—
Return on total premiums	5.8%	4.9%	3.1%	—	—	4.6%	2.4%	—
Net equity / Total assets	22.2%	20.6%	24.4%	—	—	22.2%	24.4%	—
Increase in Technical reserves	16.0%	20.4%	19.8%	—	—	16.0%	24.1%	—
Expenses / Net premiums earned	23.0%	23.0%	24.5%	—	—	22.5%	22.7%	—
Expenses / average assets (1)(2)	7.0%	7.1%	7.5%	—	—	6.5%	6.9%	—
Combined Ratio PPS + PS	99.5%	100.4%	101.6%	—	—
- Claims / Net premiums earned	66.0%	64.9%	70.9%	—	—
- Expenses and commissions / Net premiums earned	33.5%	35.6%	30.6%	—	—

(1)	Average are determined as the average of period-beginning and period-ending balances
(2)	Annualized

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2006

CREDICORP LTD.

By:	/S/ Guillermo Castillo

Guillermo Castillo
Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.